January 04, 2007	Symbol - TSX & AIM: KGI

PRIVATE PLACEMENT OF ‘FLOW-THROUGH’ SHARES
COMPLETED FOR PROCEEDS OF $1.8 MILLION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has closed its previously announced private placement to various Canadian investors of ‘flow-through’ common shares at a price of $10.70 per share. The placement was oversubscribed and the Company issued 168,285 shares for gross proceeds of approximately $1.8 million. The Company paid a finder’s fee to qualified Canadian brokers in consideration of introducing the placees to it.

The proceeds from the financing will be used to fund further exploration of the Company’s properties in Kirkland Lake, Ontario.

An application has been made to the AIM Market of the London Stock Exchange for the 168,285 common shares issued on closing to be admitted on January 10, 2007. It is expected that trading in such shares will commence shortly.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com Website- www.klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange plc
has reviewed or accepts responsibility for the adequacy or accuracy of this news release.